AFFINITY MEDIA INTERNATIONAL CORP.
11601 Wilshire Blvd., Ste. 1500
Los Angeles, CA 90025

May 8, 2006

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Attn: John Reynolds
Assistant Director

Re:  Affinity Media International Corp. (the “Registrant”)
Registration Statement on Form S-1, as amended
SEC File No. 333-128707

Dear Sir:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 P.M. on Wednesday, May 10, 2006, or as soon as thereafter practicable.

Very truly yours,

/s/ Peter Engel
Peter Engel
Chief Executive Officer

cc:	Stuart Neuhauser, Esq.